Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On June 26, 2008, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC08-104

To:	CBOE Members

From:	Office of the Chairman

Date:	June 26, 2008

Re:	Proposed Exercise Right Settlement Q&A

The attached Q&A document addresses questions asked at the Membership Meeting on June 11th regarding the proposed settlement of the exercise right litigation.  The presentation made at the member meeting, which provides an overview of the proposed agreement, is posted at http://www.cboe.org/Legal/pdf/MemberMeetingRESettlementSlidesFinal.pdf.  More information will be made available when the definitive agreement has been finalized. The complete terms of the final agreement will be presented to the membership prior to the member vote.

Bill Brodsky	Ed Tilly	Brad Griffith	Ed Joyce
Chairman and	Executive	Vice Chairman	President and
Chief Executive Officer	Vice Chairman		Chief Operating Officer
brodsky@cboe.com	tillye@cboe.com	griffith@cboe.com	joyce@cboe.com

Questions and Answers Related to the Proposed Settlement

1.             How much of CBOE are we giving up?

We are granting the class an 18% interest in CBOE and $300 million in cash.  If you want to equate the $300 million to a percent of the CBOE value, the percent will depend on how you value CBOE.  Different people will have different opinions on this.  $300 million is a lot of money, but our bankers tell us the payment of that amount should have minimal impact on how the market will value CBOE.

As you might imagine, the class would have preferred more equity, and we would have preferred less.  By giving them cash rather than more equity, we were able to retain the upside in the stock equivalent of the enterprise for CBOE owners.  We think of the cash payment, in effect, as being similar to a stock buy-back.

2.             Can we afford this?  Will there be a member assessment?

To our knowledge, there has never been a CBOE assessment, and we don’t plan on one now.  As of April 1, CBOE has approximately $250 million in the bank, and we have been accumulating cash at a significant rate. If any borrowing is necessary, it will be well within the Exchange’s borrowing power.  Currently we have no outstanding debt.

3.             What if CBOE is acquired or merges with a public company instead of demutualizing?

As part of the settlement, CBOE will agree to take reasonable steps to demutualize as soon as is commercially possible.  If CBOE is acquired by, or merges with, a public company before demutualization, the cash would become due and payable and class members would receive 18% of the total of the types of consideration that seat owners receive in the transaction.

4.             Can the Delaware Court reject our non-opt-out class stipulation?

The settlement is conditioned on class members not being allowed to opt out of the settlement and bring separate lawsuits.  If the court does not accept this feature, we have the right to withdraw from the settlement.

5.             Can you explain the Ex date and holding period for all the parts?

There has not yet been any agreement on the Ex date or on whether there will be a holding period and, if so, how long it would last.  Those issues will be addressed in the definitive agreement.

6.             Will there be a dividend payout to CBOE owners?

The proposed settlement terms require that we do not announce any intention with respect to dividends until the settlement agreement is final. Additionally, those terms provide that we may not declare a dividend prior to the demutualization.

7.             Why is CBOE prohibited from paying a dividend to seat owners prior to demutualization?

Plaintiffs insisted on this provision, and we believe we would have not reached agreement if we had insisted on retaining the right to make distributions prior to demutualization.

8.             Will there be a dividend post demutualization?

A dividend policy for a post-demutualization CBOE has not yet been established.    However, a specific provision of the settlement terms is that we will not announce any intention regarding dividends prior to the approval of the final settlement.  There will be opportunities for further discussion of this prior to demutualization.

9.             Can ERP owners create a new partnership to take advantage of the settlement consideration?

Under the proposed settlement terms, reassembly of the components in order to qualify for the settlement consideration cannot be accomplished through an artificial device, such as a newly formed partnership.

10.           What will happen with the 159 ERPs owned by CME; will those ERPs be sold into the market?

It will be CME’s decision whether those ERPs will be sold to those who seek to reassemble in order to participate in the settlement.

11.           Does CBOE have to give anything to the class if the demutualization never occurs?

Under the agreement in principle, the financial consideration is tied to demutualization, but we are obligated to take all reasonable steps to demutualize as soon as commercially possible.  This issue may be subject to further discussion in connection with the negotiation of the final settlement agreement.

12.           Have the “entanglements” over the exercise right caused CBOE to miss opportunities?

The last three years have seen the most competitive markets between the six, now seven, options markets. While CBOE has remained competitive and maintained its edge despite the many distractions related to the exercise right, we cannot continue to divert our energy and resources to this issue without compromising our ability to effectively compete in a rapidly changing marketplace.

Questions and Answers Related to Demutualization

13.           What is CBOE worth?

CBOE’s market value is unknown at this time.  Exchange multiples fluctuate and recently have come down substantially. We’re in our third year operating as a for-profit enterprise and continue to demonstrate strong profitability. We would expect a number of indicators to be considered in valuing CBOE, such as our exclusive products and the existing P/E ratios of other exchanges.  Seat prices may also be viewed as a short-term approximation for value.

14.           Who controls access and receives lease rates prior to and after demutualization?

Seat owners who are lessors will continue to receive payments until demutualization.  The S-4 provides that CBOE will control access and receive fees for access in the future.

15.           How long will it take to demutualize and to have an IPO?

Once we have final Delaware Court approval of the settlement, we would demutualize as soon as commercially possible. We anticipate that the demutualization process will take approximately 3-6 months.  The Board has not yet determined whether to launch an IPO. The decision as to whether to launch an IPO will depend, among other things, on market conditions at the time.  If the decision is made to have an IPO, we anticipate that it would take an additional 3-4 months.

16.           How will the number of shares be allotted to each seat owner at the time of demutualization?

Seat owners will receive 82 percent of the shares issued to seat owners and class members in the demutualization, and the class members will receive 18 percent of those shares.

17.           If CBOE is acquired, will there be a lock up?

Of course, we have no such deal on the table.  Whether there would be a lock-up would depend on the nature of the specific agreement with the acquirer, and it would be a function of the acquirer’s needs, among other things.

18.           What are the tax implications for seat owners?

CBOE expects to receive an opinion of counsel stating that the demutualization transaction should be a tax-free transaction to CBOE seat owners.  This tax opinion will be based on customary representations from CBOE and will be subject to customary qualifying conditions.

19.           What is the difference between demutualization and an initial public offering (IPO)?

When CBOE demutualizes, it will be converted from a Delaware membership corporation to a Delaware stock corporation, and CBOE seat owners will become shareholders.  Shares of CBOE will be registered securities and can be bought and sold as such.  However, CBOE will not be listed on any stock exchange.

An IPO takes place if shares in CBOE are sold to investors in a public offering.  These may be shares to be sold by shareholders or shares to be sold by the corporation, or a combination of the two.  An IPO normally coincides with listing on a stock exchange.  Thereafter, the shares would be traded as part of the national market system and a more liquid market would be expected than what is usually available prior to an IPO.

Whether or when an IPO occurs is driven by whether the Board decides, having considered the relevant market conditions described above and other factors, that it is in CBOE’s best interests to launch an IPO.

20.           Does CBOE see having an IPO to be more advantageous than being acquired?

Of course, the Board has made no decision beyond demutualization.  However, neither of these options is inherently better than the other.  Part of any decision will depend on the market at the time of demutualization, but in general an IPO can establish a value floor. For instance, it is commonly assumed that the CME would not have paid as much as it did for CBOT had the CBOT not had an IPO that established such a favorable market value for CBOT stock.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.